UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_________________
Tower International, Inc.
(Name of Subject Company (Issuer))
Tiger Merger Sub, Inc.
(Offeror)
a direct, wholly-owned subsidiary of

Autokiniton US Holdings, Inc.
(Parent of Offeror)
KPS Investors IV, Ltd.
(Other Person)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
_________________
Common shares, par value USD 0.01 per share
(Title of Class of Securities)
891826109
(CUSIP Number of Class of Securities)
George Thanopoulos
President
Autokiniton US Holdings, Inc.
17757 Woodland Drive
New Boston, Michigan 48164

Telephone: (734) 397-6300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
_________________
With copies to:
Angelo Bonvino
Michael Vogel
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee*
N/A	N/A

*          A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Tiger Merger Sub, Inc. (“Buyer”), a Delaware corporation and a direct, wholly owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“Autokiniton”) and affiliate of KPS Capital Partners, to purchase any and all of the outstanding shares of common stock, par value USD 0.01 per share, of Tower International, Inc., a Delaware corporation (“Tower”), at a price of $31.00 per share, in cash, net of applicable withholding, without interest, pursuant to a Merger Agreement, dated as of July 12, 2019, by and between Buyer, Autokiniton and Tower.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release by Autokiniton US Holdings, Inc. and Tower International, Inc., dated and issued on July 12, 2019.